

Mail Stop 3628

September 24, 2009

Via Facsimile (203-358-0179) and U.S. Mail

H. William Smith, Esq.
Vice President of Legal and Secretary
Geneve Corporation
96 Cummings Point Road
Stamford, Connecticut 06902

>   **Re: The Aristotle Corporation**
>   **Schedule 13E-3 filed August 24, 2009**
>   **Filed by LRTA, Inc., Geneve Corporation, Nasco Holdings, Inc., and**
>   **SIC Securities Corp.**
>
>   **Schedule 13D/A filed August 25, 2009**
>   **Filed by Geneve Corporation**
>   **File No. 5-37772**

Dear Mr. Smith:

       The staff in the Office of Mergers and Acquisitions has conducted a review of your filing limited to those issues we have addressed in our comments below. All defined terms used in this letter have the same meaning as in your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13D/A Filed on 8/25/2009

1.   It does not appear that Aristotle Acquisition Corporation, Nasco Holdings, Inc. or SIC Securities Corp. has filed an Schedule 13D. In light of each entities' beneficial ownership of Aristotle's Common Stock and Series I Preferred Stock, respectively, please tell us why these entities have not filed a Schedule 13D. In the alternative, please amend the Schedule 13D/A filed by Geneve to include these entities as filings persons on the schedule.

2.   Please refer to page 12 of Aristotle Corporation's Amendment No. 1 to the Form 10-K filed on April 15, 2009, which provides that Edward Netter beneficially owns 90.6% of the outstanding shares of Aristotle. We also note the disclosure in footnote 7 to the beneficial ownership table on page 12 of the Form 10-K/A where Mr. Netter disclaims beneficial ownership of the shares owned by Geneve. However, please note that the ability to disclaim beneficial ownership pursuant to the instructions contained in Schedule 13D or under Rule 13d-4 or is not absolute. In that regard, please give us the basis for the disclaimer, and also explain to us why Mr. Netter has not been filing a Schedule 13D individually or as part of Geneve's 13D filings. We may have further comments after reviewing your response.

3.   In addition, we note that Steven Lapin, who we understand serves as President and Chief Operating Officer of Aristotle also has served as President, Chief Operating Officer and director of Geneve for the past five years. On page 12 of the Form 10-K/A, the disclosure provides that Mr. Lapin's ownership calculation does not include the shares beneficially owned by Geneve. Please explain the basis for this disclaimer.

Schedule 13E-3
General

4.   What consideration was given to whether Aristotle Acquisition Corporation, Mr. Netter and "members of his family" as well as other persons set forth in Schedule I to the offer document and any executives officers and directors of Aristotle who will continue to hold positions with Aristotle after the going private transaction are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3? For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov, and Section 201.05 in the Going Private Transactions section of the Division's Compliance & Disclosure Interpretations.

5.   See last comment. In addition, with a view toward disclosure, identify the family members of Mr. Netter who with Mr. Netter will have voting control over Acquisition Co. and how many shares, if any, of Aristotle that each beneficially own before and after the 13E-3 transaction.

6.   To the extent that any additional filing persons are added to this Schedule 13E-3, revise the document to provide all the required disclosure with respect to each person and confirm for us that you have done so. Note that the information responsive to Items 7, 8 and 9 of Schedule 13E-3 for each filing person must be included in the document to be disseminated to security holders. See General Instruction E to Schedule 13E-3.

7.   Tell us what information in this filing you intend to disseminate to shareholders. We note that you have included a "Transaction Statement" at page 22, which lists the Items of Schedule 13E-3 and provides a cross-reference to the associated disclosure in the forepart of this document.

The Filing Persons' Position on the Fairness of the Merger, page 2

8.   We note your disclosure here and elsewhere in your document providing that the "Filing Person have concluded that the merger is both substantively and procedurally fair to the public stockholders of Aristotle . . . ." Please revise your disclosure to indicate whether the Filing Persons believe the transaction is fair or unfair to "unaffiliated security holders" of holders of the Common Stock and Series I Preferred Stock, respectively, as opposed to the "public stockholders of Aristotle." See Item 1014 of Regulation M-A. See also Question and Answer No. 19 in Exchange Act Release No. 17719. Please make similar revisions throughout your document where your disclosure provides that the merger is fair to "the public stockholders of Aristotle."

Introduction, page 5

9.   We note your disclosure that the "Filing Persons are under no obligation to consummate the Merger and could withdraw from the transaction at any time before the Effective Date." Please revise your disclosure to explain the circumstances under which you would withdraw from the transaction.

Background of the Merger, page 6

10.   Please revise this section to identify the persons representing Geneve at the various meetings it held with Aristotle. In addition, on page 13 of the Schedule 13E-3, you disclose that certain officers and directors of the Filing Person are also directors and officers of Aristotle. Please revise to clarify whether those individuals participated in the various meetings held between Geneve and Aristotle.

11.   Please expand your discussion to describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting that occurred from May 22, 2006 to September 18, 2006.

12.   We note your disclosure that "[a]fter extensive efforts, Geneve and Aristotle were unable to come to an agreement with respect to the 2006 Proposal" and therefore, Geneve withdrew its proposal. Please explain what you mean by "after extensive efforts."   Please also expand your disclosure to explain the reasons, if any, the parties were unable to come to an agreement.

13.   In addition, please explain why Geneve did not consider a short form merger in 2006 and opted instead to make its proposal of $8.06 per share for the shares of the Common Stock and $8.25 per share for the Series I Preferred Stock.

Reasons, page 7

14.   We note the Filing Persons' estimate that Aristotle will enjoy annual savings of at least $750,000 per year as a result of no longer being a public company. Provide a break down of the expected cost savings, to the extent possible, by quantifying the savings for each type of expense listed, i.e., audit, legal and personnel fees. Also quantify the amount of time management devotes to tasks associated with public reporting.

15.   Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years, such as the company's potential reduction in costs, greater flexibility in managing the company as a private entity and limited liquidity, revise to indicate why the Filing Persons are undertaking the going private transaction at this time as opposed to other times in the company's operating history. *See* Item 1013(c) of Regulation M-A.

16.   Please revise your discussion in the last set of bullet points of this section to address the fact that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons and that shareholders will not have the right as a result of the merger to liquidate their shares at a time and for a price of their choosing.

17.   We note your disclosure of the effects of the merger on the Filing Persons' aggregated interest in the net book value and net earnings of the company. Please revise to include each Filing Person's individual interest in the net book value and net earnings in terms of both dollar amounts and percentages before and after the merger. *See* Instruction 3 to Item 1013 of Regulation M-A.

Position of the Filing Person as to the Fairness of the Merger, page 11

18.   Your filing indicates each of the Filing Persons "may be deemed" affiliates of Aristotle within the meaning of Rule 13E-3. Given the status of each person's beneficial ownership in Aristotle and the determination to file the Schedule 13E-3, please remove

the above referenced language or revise to clarify that such persons "are" filing persons within the meaning of Rule 13E-3.

19.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the Filing Persons' fairness determination. If any factor would result in a higher per-share value, this fact must be disclosed. *See* Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). For example, what consideration did the Filing Persons give to net book value, going-concern value and liquidation value? Please revise to explicitly address each factor. If these factors were not considered by the Filing Persons in assessing the transaction and fairness determination, your revised disclosure should be more specific about why these valuation methodologies were not considered in the context of this transaction. See Instruction 3 to Item 1014 of Regulation M-A.

Financial Analysis of the Merger, page 12

20.   We note your disclosure that Watch Hill Partners provided an analysis of the values of the Common Stock and Series I Preferred Stock resulting from the application of generally accepted valuation methodologies. You also disclose that "[c]ertain of these methodologies suggested values which exceeded the Common Stock Merger Price." Please describe those methodologies conducted by Watch Hill, the resulting suggested values of the analysis, and why the Filing Persons did not specifically consider those methodologies relevant to the Merger. Please ensure that you describe each of the methodologies considered by the Filing Persons and why that particular methodology and corresponding values were not considered relevant to the Merger.

21.   We note your disclosure that the Filing Persons believed that the "discounted cash flow methodology is the most appropriate approach in considering fairness." Please revise your document to disclose the basis for this statement.

Conflicts of Interests, page 13

22.   This section should be expanded to specifically identify the conflicted individuals and to describe the nature of their conflict, including their involvement in structuring this transaction and how they will benefit from it in ways not shared by all other shareholders of Aristotle. For example, please disclose which of the officers and directors of Aristotle are also officers and directors of the Filing Persons.

23.   In addition, you disclose that certain of the officers and directors of Aristotle will
        continue to employees of Aristotle post-closing. Please identify these individuals and in
        what capacity they currently serve at Aristotle and will serve at Aristotle post-closing.

Item 10. Source and Amounts of Funds or Other Consideration, page 31

24.   Disclose any alternative financing arrangements or alternative financing plans in the
        event the primary financing plans fall through. If none exist, so state. See Item 1007(b)
        of Regulation M-A.

25.   You disclose that the proceeds from the Merger will come from internal funds of the
        Geneve Entities. Please explain what you mean by "internal funds." For example, do you
        mean "cash on hand?" If so, please revise to so state.

26.   You disclose that consummation of the Merger is subject to the consent of the lenders of
        the Credit Agreement among Aristotle, JPMorgan Chase Bank, N.A., and Johnson Bank.
        Please expand your disclosure to explain what consents you need from each of these
        parties, and when you expect to receive the consents, including from Aristotle. In
        addition, please revise your Summary Term Sheet to disclose that consummation of the
        Merger is subject to the consent of the lenders of the Credit Agreement, including
        Aristotle.

27.   You also disclose that preliminary discussions with the agent for the lenders indicate that
        the consent required under the Credit Agreement will be obtained. Please revise your
        disclosure to clarify which lender the agent represented as we as indicate when these
        preliminary discussions were held. Please also disclose whether similar discussions were
        held with Aristotle and if so, please disclose whether or not Aristotle indicated it would
        give the required consent.

                        *   *   *   *

        Please amend your filing in response to these comments. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each Filing Person acknowledging that:

- the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions